Exhibit (a)(2)(A)

Opsware Inc.
599 N. Mathilda Avenue
Sunnyvale, CA 94085
(408) 744-7300

August 3, 2007

Dear Opsware Stockholder:

        We are pleased to inform you that on July 20, 2007, Opsware Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Hewlett-Packard Company, a Delaware corporation ("HP"), and Orca Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of HP ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock of the Company (the "Common Stock") at a price of $14.25 per share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 30, 2007. If all conditions to the tender offer have been satisfied or waived by this time, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the tender offer and not properly withdrawn. Following the successful completion of the cash tender offer, Purchaser will be merged into the Company, and all shares of Common Stock not purchased in the tender offer (other than any shares held by dissenting stockholders) will be converted into the right to receive $14.25 in cash per share, without interest thereon and less any required withholding taxes.

        The Company's board of directors has determined that the Merger Agreement is advisable and fair to, and in the best interests of, the Company and its stockholders, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and its stockholders, and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Company's board of directors recommends that you accept the tender offer and tender your Common Stock to Purchaser pursuant to the tender offer and, if required, adopt the merger agreement.

        In arriving at its recommendations, the Company's board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Goldman, Sachs & Co., the financial advisor to the Company, that, as of July 20, 2007, the $14.25 per share in cash to be received by holders of Common Stock in the tender offer and the merger is fair from a financial point of view to such holders.

        Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Benjamin A. Horowitz President and Chief Executive Officer